

Mail Stop 4720

July 22, 2016

John Pollok
Chief Financial Officer
South State Corporation
520 Gervais Street
Columbia, South Carolina 29201

> **Re: South State Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-12669**

Dear Mr. Pollok:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ John P. Nolan

                      John P. Nolan
                      Senior Assistant Chief Accountant
                      Office of Financial Services